UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

The information contained in this report and the exhibits hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Liquid Media Group Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

On April 3, 2023, the Nasdaq Listing Qualifications Staff notified the Company that the Company’s failure to timely file the Form 20-F for the year ended November 30, 2022 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”), in contravention of Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”), could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company intends to present its plan to file the Form 20-F and thereby evidence compliance with the Filing Rule – as well as its plan to satisfy Nasdaq’s bid price requirement – at the Company’s upcoming hearing before the Nasdaq Hearings Panel (the “Panel”).

Under the Filing Rule, an issuer that receives a delist determination for non-compliance with the Filing Rule can request an appeal to a Hearings Panel, pursuant to the procedures set forth in the Listing Rule 5800 Series. A request for a hearing regarding a delinquent filing will submit – in addition to the hearing request – a request for a further stay of any suspension action pending the ultimate conclusion of the hearing process. The Company plans to timely submit the request for a further stay prior to the hearing before the Panel.

The Company is working on the Form 20-F and plans to file the periodic report with the SEC as soon as practicable.

A news release announcing the Nasdaq notification is attached as Exhibit 99.1.

Exhibit No.	Document
99.1	News Release dated April 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	April 7, 2023